ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 605
Cincinnati, Ohio  45209

February 5, 2010

David L. Orlic
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Preliminary Information Statement on Schedule 14C
File No, 333-124829

Dear Mr. Orlic:

Thank you for your letter dated January 22, 2010 regarding comments on the above filing. We have reviewed your comments and we hereby file with the Securities and Exchange Commission (the “Commission”) an amendment to the Preliminary Information Statement on Schedule 14C (“Information Statement”), as initially filed with the Commission on January 15, 2010.  We are also delivering four clean and marked complete courtesy copies of the amendment to the Information Statement to the attention of Mr. David L. Orlic of the Commission.

Set forth below are Zoo Entertainment, Inc.’s (the “Company”) responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated January 22, 2010.  The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.  References herein to page numbers refer to page numbers of the marked Information Statement, and capitalized terms used herein but not otherwise defined have the same meanings ascribed to such terms in the amendment to the Information Statement on Schedule 14C.

General

COMMENT 1: We note that the reverse stock split will have the effect of increasing the number of authorized and unissued shares of your common stock.  We also note that you are simultaneously proposing to directly increase the number of authorized shares of your common stock.  In this regard, please include a table identifying, before and after the contemplated actions: the number of shares issued and outstanding, the number of shares authorized and reserved, and the number of shares authorized and unreserved.

RESPONSE: We have revised the filing on page 4 pursuant to the Staff's comment.

Securities and Exchange Commission
February 5, 2010

Amendment to the Certificate of Incorporation- Reverse Stock Split, page 6

COMMENT 2:  We note that the Company may use newly available authorized shares of common stock that will become available by virtue of the reverse stock split for a variety of purposes in the Board’s discretion, including possible acquisitions, conversion of outstanding debt or financing activities, although no documentation has been executed with respect to these purposes.  Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.  If you currently have no such plans, proposals, or arrangements, please disclose this in your filing.

RESPONSE: We expanded our discussion pursuant to the Staff's comment.  Please see page 8 of the filing.

COMMENT 3:  Please refer to SEC Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

RESPONSE:  We expanded our discussion pursuant to the Staff's comment.  Please see page 6 of the filing.

Closing Comments

At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Todd E. Mason of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6731 with any comments or questions regarding the Information Statement and please send a copy of any written comments to the address below.

Securities and Exchange Commission
February 5, 2010

Todd E. Mason Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Phone: (212) 935-3000 Fax: (212) 983-3115

Sincerely,

By:	/s/ Mark Seremet
Mark Seremet
Chief Executive Officer

cc:
Todd E. Mason
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
Fax: (212) 983-3115